SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCORPIO TANKERS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y7542C106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Urion Holdings (Malta) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,572,873

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,572,873

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,572,873

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of November 6, 2019 as reported by Scorpio Tankers Inc. (the “Issuer”) in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on November 7, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Cortes Holding B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Cortes Investments S.À.R.L.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Trafigura Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,572,873

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,572,873

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,572,873

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of November 6, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on November 7, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Trafigura Holdings Pte. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,572,873

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,572,873

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,572,873

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of November 6, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on November 7, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Trafigura Group Pte. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,572,873

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,572,873

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,572,873

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of November 6, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on November 7, 2019.

CUSIP No. Y7542C106	SCHEDULE 13G

Explanatory Note

This Amendment No. 1 to the Schedule 13G jointly filed by Urion Holdings (Malta) Limited, Cortes Holding B.V., Cortes Investments S.À.R.L., Trafigura Holdings Ptd. Ltd. and Trafigura Group Pte. Ltd. with the Securities and Exchange Commission on on October 4, 2019 constitutes an initial Schedule 13G filing on behalf of Trafigura Holdings Limited with respect to the ordinary shares, par value $1.00 per share, of Scorpio Tankers Inc. (the “Issuer”) reported herein (the “Scorpio Ordinary Shares”) as a result of a corporate reorganization on November 25, 2019, whereby Trafigura Holdings Limited became a beneficial owner of the Scorpio Ordinary Shares and Cortes Holding B.V. and Cortes Investments S.À.R.L. ceased to be beneficial owners of the Scorpio Ordinary Shares.

Item 1. Name of Issuer; Address of Issuer’s Principal Executive Offices

(a) – (b)   This Schedule 13G is being filed with respect to the common stock, par value $0.01 per share, of the Issuer, a Marshall Islands corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Le Millenium, 9 Boulevard Charles III, Monaco, 98000.

Item 2. Name of Person Filing; Address or Principal Business Office; Citizenship; Title of Class of Securities; Cusip No.
(a)

Name of Persons Filing (the “Reporting Persons”):

Urion Holdings (Malta) Limited

Cortes Holding B.V.

Cortes Investments S.À.R.L.

Trafigura Holdings Limited

Trafigura Holdings Pte. Ltd.

Trafigura Group Pte. Ltd.

(b)

The principal business office of each of the Reporting Persons is located at:

Urion Holdings (Malta) Limited

Blue Harbour Business Centre, Level 1

Ta’Xbiex Yacht Marina

Ta’Xbiex XBX1027

Malta

Cortes Holding B.V.

Evert van der Beekstraat 1-82,

1118CL Schiphol, The Netherlands

Cortes Investments S.À.R.L.

21 rue du Puits Romain,

L-8070 Bertrange, Luxembourg

Trafigura Holdings Limited

Blue Harbour Business Centre, Level 1

Ta’Xbiex Yacht Marina

Ta’Xbiex XBX1027

Malta

Trafigura Holdings Pte. Ltd.

10 Collyer Quay, #29-00 Ocean Financial Centre,

Singapore 049315

Trafigura Group Pte. Ltd.

10 Collyer Quay, #29-00 Ocean Financial Centre,

Singapore 049315

CUSIP No. Y7542C106	SCHEDULE 13G

(c)

Citizenship:

Urion Holdings (Malta) Limited – Malta

Cortes Holding B.V. - Netherlands

Cortes Investments S.À.R.L. – Luxembourg

Trafigura Holdings Limited – Malta

Trafigura Holdings Pte. Ltd. - Singapore

Trafigura Group Pte. Ltd. - Singapore

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e)	CUSIP Number: Y7542C106

Item 3.	If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check the appropriate box.
Not applicable.

Item 4.	Ownership
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Persons and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. Y7542C106	SCHEDULE 13G

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

URION HOLDINGS (MALTA) LIMITED

/s/ Marie Favennec
By: Marie Favennec, Corporate Finance Officer

/s/ James Murphy O’Connor
By: James Murphy O’Connor, Corporate Finance Officer

CORTES HOLDING B.V.

/s/ Marie Favennec
By: Marie Favennec, Corporate Finance Officer

/s/ James Murphy O’Connor
By: James Murphy O’Connor, Corporate Finance Officer

CORTES INVESTMENTS S.À.R.L.

/s/ Marie Favennec
By: Marie Favennec, Corporate Finance Officer

/s/ James Murphy O’Connor
By: James Murphy O’Connor, Corporate Finance Officer

TRAFIGURA HOLDINGS LIMITED

/s/ Marie Favennec
By: Marie Favennec, Corporate Finance Officer

/s/ James Murphy O’Connor
By: James Murphy O’Connor, Corporate Finance Officer

TRAFIGURA HOLDINGS PTE. LTD.

/s/ Marie Favennec
By: Marie Favennec, Corporate Finance Officer

/s/ James Murphy O’Connor
By: James Murphy O’Connor, Corporate Finance Officer

TRAFIGURA GROUP PTE. LTD.

/s/ Marie Favennec
By: Marie Favennec, Corporate Finance Officer

/s/ James Murphy O’Connor
By: James Murphy O’Connor, Corporate Finance Officer